DAVIS POLK & WARDWELL
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October 11, 2006

Re:	Repsol YPF, S.A. Form 20-F for the fiscal year ended December 31, 2005 File No. 1-10220

Ms. Jennifer Goeken
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Ms. Goeken:

I am writing on behalf of Repsol YPF, S.A. (“Repsol YPF”) in connection with the Staff’s review of Repsol YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.  As we discussed by telephone earlier today, Repsol YPF is reviewing internally and with its external auditors and legal advisors the Staff’s comment letter dated September 28, 2006 and currently expects to respond in writing to the Staff’s comments during the week of October 30, 2006.  I understand that the timing of such response is acceptable to the Staff.

Ms. Jennifer Goeken	2	October 11, 2006

Please do not hesitate to contact me (tel. no. 011-34-91-702-2741) should you have any questions regarding the foregoing.

Very truly yours,

Michael J. Willisch

ccc:	Angel Ramos — Repsol YPF